UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Contango Oil & Gas Company

(Name of Issuer)

Common Stock, $0.04 par value

(Title of Class of Securities)

21075N204

(CUSIP Number)

Jacob D. Smith

Principal, General Counsel & CCO

Luther King Capital Management Corporation

301 Commerce Street, Suite 1600

Fort Worth, Texas 76102

(817) 332-3235

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

October 26, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who response to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 21075N204

1.	Name of Reporting Persons. LKCM Investment Partnership, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,195,894
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 7,195,894
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,195,894
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 4.5%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 21075N204

1.	Name of Reporting Persons. LKCM Investment Partnership II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 291,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 291,000
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 291,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 21075N204

1.	Name of Reporting Persons. Luther King Capital Management Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,486,894
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 7,486,894
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,486,894
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 4.7%
14.	Type of Reporting Person (See Instructions) IA, CO

CUSIP No. 21075N204

1.	Name of Reporting Persons. J. Luther King, Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,663,594
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 7,663,594
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,663,594
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 4.8%
14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 3 to Schedule 13D amends and supplements the Schedule 13D filed by the Reporting Persons with respect to the Common Stock, par value $0.04 per share (“Common Stock”), of Contango Oil & Gas Company (the “Issuer”). Except as set forth below, all previous Items remain unchanged. Capitalized terms used herein but not defined herein shall have the meanings given to them in the Schedule 13D, as amended, filed with the Securities and Exchange Commission. Each of the Reporting Persons hereby expressly disclaims membership in a “group” under the Securities Exchange Act of 1934 with respect to the securities reported herein, and this Schedule 13D shall not be deemed to be an admission that any such Reporting Person is a member of such a group. Each of the Reporting Persons hereby expressly disclaims beneficial ownership of the securities reported herein, other than to the extent of its pecuniary interest therein, and this Schedule 13D shall not be deemed to be an admission that any such Reporting Person is the beneficial owner of the securities reported herein for purposes of the Securities Exchange Act of 1934 or for any other purpose.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby supplemented as follows:

LIP acquired an additional 1,920,000 shares of Common Stock for a purchase price of $2,880,000 using working capital. LIP2 acquired an additional 80,000 shares of Common Stock for a purchase price of $120,000 using working capital. J. Luther King, Jr. acquired an additional 73,000 shares of Common Stock for an aggregate purchase price of approximately $132,000 using personal funds.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a) As of October 26, 2020, the Reporting Persons may be deemed to beneficially own 7,663,594 shares of Common Stock (which represents approximately 4.8% of the outstanding Common Stock based upon information contained in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on October 26, 2020).

(b)

	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
LIP	7,195,894	0	7,195,894	0
LIP2	291,000	0	291,000	0
LKCM	7,486,894	0	7,486,894	0
J. Luther King, Jr.	7,663,594	0	7,663,594	0

(c) During the past sixty days, (i) LIP acquired 1,920,000 shares of Common Stock at a purchase price of $1.50 per share in a private offering conducted by the Issuer, (ii) LIP2 acquired 80,000 shares of Common Stock at a purchase price of $1.50 per share in a private offering conducted by the Issuer, and (iii) J. Luther King, Jr. acquired 65,000 shares of Common Stock at a purchase price of approximately $1.549 per share in open market transactions.

(d) Not applicable.

(e) As of October 26, 2020, the Reporting Persons are no longer the beneficial owners of more than five percent of the issued and outstanding Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby supplemented as follows:

Each of LIP and LIP2 has entered into a Voting and Support Agreement with the Issuer in connection with their respective acquisitions of Common Stock from the Issuer. The Voting and Support Agreement is incorporated herein by reference through Exhibit 5.

Item 7. Material to Be Filed as Exhibits

Item 7 is hereby supplemented as follows:

Exhibit 5	Voting and Support Agreement, dated October 25, 2020, by and among the Issuer, LIP, LIP2, and the other parties thereto (incorporated herein by reference from Exhibit 10.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on October 26, 2020).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 28, 2020

LKCM Investment Partnership, L.P.

By:	LKCM Investment Partnership GP, LLC, its general partner

By:	/s/ J. Luther King, Jr.
J. Luther King, Jr., President

LKCM Investment Partnership II, L.P.

By:	LKCM Investment Partnership GP, LLC, its general partner

By:	/s/ J. Luther King, Jr.
J. Luther King, Jr., President

Luther King Capital Management Corporation

By:	/s/ J. Luther King, Jr.
J. Luther King, Jr., President

/s/ J. Luther King, Jr.
J. Luther King, Jr.